Exhibit 99.8

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: +33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Côte d’Ivoire: Total acquires an interest in
CI-100 deepwater exploration licence
Paris, October 22, 2010 — Total today announces the signature of an agreement with Yam’s Petroleum to acquire a 60% interest in the CI-100 license. Through this agreement, Total becomes the project operator. Yam’s Petroleum retains a 25% interest and Côte d’Ivoire’s national oil company Petroci holds the remaining 15%. The transaction has been approved by the Côte d’Ivoire authorities.
Covering an area of nearly 2,000 square kilometres, the CI-100 block is located about 100 kilometres south-east of Abidjan in water depths ranging from 1,500 to 3,100 metres. An initial 3D seismic survey has already been carried out by Yam’s Petroleum. Exploration work will include a new 1,000 square-kilometre 3D seismic survey, which will complete coverage of the block, and a first drilling, in 2012 at the latest.
“We are very pleased about this agreement with Yam’s, which enables us to conduct exploration operations in Côte d’Ivoire’s deep offshore,” said Marc Blaizot, Senior Vice President, Geosciences at Total Exploration & Production. “This is a promising area whose geological objectives are similar to that of major discoveries that have been made in the neighboring blocks in Ghana. Total has expertise in deepwater development in Angola, Nigeria and the Republic of the Congo, and we are delighted to strengthen our portfolio of assets in the Gulf of Guinea.”
Total in Côte d’Ivoire
Total is already present in Côte d’Ivoire in refining via its interest in the SIR (Société Ivoirienne de Raffinage) and in marketing via its extensive service station network that makes the Group the country’s leading retailer.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com